UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 12, 2024

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Change in Management for Selected Series

In relation to the legal proceedings disclosed in the 1–U filed with the SEC on December 3, 2024 which can be found here, the Court on December 12, 2024 granted the Plaintiff's motion in replacing the Manager for the certain selected Series LLCs as listed below.

The following Series are subject to the Bridge Loans with L Finance (“Borrower Series”).

Landa App 2 LLC - 1434 Shirley Drive Lakeland Florida LLC
Landa App 2 LLC - 1096 Vincent Drive Mount Dora Florida LLC
Landa App 2 LLC - 1120 9th Court Pleasant Grove Alabama LLC
Landa App 2 LLC - 8048 Old Plank Road Jacksonville Florida LLC
Landa App 2 LLC - 580 Dorothy Street Bartow Florida LLC
Landa App 2 LLC - 340 17th Avenue Northwest Center Point Alabama LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia North Carolina LLC
Landa App 2 LLC - 1713 Alfen Street Jacksonville Florida LLC
Landa App 2 LLC - 1744 Mountain Drive Birmingham Alabama LLC
Landa App 2 LLC - 200 15th Court Northwest Center Point Alabama LLC
Landa App 2 LLC - 503 8th Street South Bessemer Alabama LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Alabama LLC
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham Alabama LLC
Landa App 2 LLC - 913 2nd Street Kings Mountain North Carolina LLC
Landa App 2 LLC - 2150 Tishamingo Drive Birmingham Alabama LLC
Landa App 2 LLC - 503 East Robinson Street Dallas North Carolina LLC
Landa App 2 LLC - 650 Willow Bend Lane Bessemer Alabama LLC
Landa App 2 LLC - 28 E Hammon Drive Apopka Florida LLC
Landa App 2 LLC - 4464 Willow Street Gardendale Alabama LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford Florida LLC
Landa App 2 LLC - 6820 66th Street South Birmingham Alabama LLC
Landa App 2 LLC - 3029 Cedaridge Drive Tampa Florida LLC
Landa App 2 LLC - 808 Home Trail Gastonia North Carolina LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville Florida LLC
Landa App 2 LLC - 4037 Stone Drive Bessemer Alabama LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville Florida LLC
Landa App 2 LLC - 179 Poplar Springs Drive Sylvan Springs Alabama LLC
Landa App 2 LLC - 8990 Doris Lane Jacksonville Florida LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville Florida LLC
Landa App 2 LLC - 7817 3rd Avenue South Birmingham Alabama LLC
Landa App 2 LLC - 1625 W Mcfarland Avenue Gastonia North Carolina LLC

Landa Holdings Inc., the Manager disputes the Lender default claim and the injunctive relief granted by the court. If the Manager is unable to reach a settlement or the Lender otherwise does not waive the defaults, L Finance may accelerate all amounts due under the Bridge Loans and foreclose on the Borrower Series properties. Any foreclosure or sale of the properties may result in a loss to investors of the Borrower Series or all the Series, as applicable.

See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series' and “Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment in the Company's Offering Statement” here.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President